SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-08140


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [X] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 24, 2004

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:                       Fleming Companies, Inc.

Former name if applicable:                     Not Applicable

Address of principal executive office
(Street and number):                          5801 N. Broadway, Suite 100

City, state and zip code:                     Oklahoma City, Oklahoma 73118


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Fleming Companies, Inc. 401(k) Plan (the "Plan") will file its Annual Report on Form 11-K for the fiscal year ended December 24, 2004 (the "2004 Form 11-K") on a delayed basis in order to complete the audit of the Plan. The audit has been delayed because the financial statements are not ready due to issues related to the transfer of Fleming Companies, Inc.'s (the "Company") accounting function to the Fleming Companies, Inc. Post Confirmation Trust. This transfer was made in connection with the Bankruptcy Reorganization of the Company.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Steve Eaton                               (405)        286-9803
              (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No

     All Plan periodic reports have been filed during the preceding 12 months. However, the Company's Annual Reports on Form 10-K for the fiscal years ended December 28, 2002, December 31, 2003, December 31, 2004 and the Company's Quarterly Reports on Form 10-Q for the quarters ended April 19, 2003, July 12, 2003, October 4, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and
March 31, 2005 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Plan was terminated effective as of January 31, 2004 and subsequent to its termination most of its assets were distributed at the direction of participants or transferred to another qualified retirement plan. The Plan's financial statements reflected assets of $204,756,257 as of December 26, 2003. It is estimated that the Plan will report assets of less than $500,000 as of December 24, 2004.

                            Fleming Companies, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 22, 2005         By   STEVE S. EATON
                                  Steve S. Eaton, Designate of the Fleming
                                  Companies, Inc. Post Confirmation Trust